Exhibit 99.1

ENGINE GAMING’S SIDEQIK SIGNS MULTI-YEAR EXTENSION WITH HYPERX, INCLUDING CREATOR MARKETING AND SOCIAL COMMERCE SERVICES

ATLANTA, GA / ACCESSWIRE / February 10, 2022 / Engine Gaming and Media, Inc. (“Engine” or the “Company”) (NASDAQ:GAME)(TSXV:GAME), an esports/sports gaming and next-generation media solutions and analytics company, today announced that its wholly-owned subsidiary, Sideqik, has finalized a multi-year services extension with HyperX, the gaming peripherals team at HP Inc. and brand leader in gaming and esports.

HyperX will continue to leverage Sideqik’s premium influencer marketing technology, enabling discovery, verification and management of creators across numerous live-streaming and social platforms. In addition, HyperX will leverage Sideqik’s recently launched social commerce technology integrations, enabling tracking of individual creator and affiliate sales performance across all platforms. The end-to-end suite of services, from discovery to commerce, enables brands to effectively and efficiently grow sales through creator marketing across all major social media channels.

Ryan Romeos, director of marketing for HyperX, commented on the relationship, stating “Sideqik has been an integral in helping to build our influencer capability for years. Their ability to work with us for custom needs and development is unlike any other company we have worked with. Their influencer analysis provides crucial data around influencer authenticity and brand-safe compatibility to enable us to choose the best possible influencers, and their sales reporting helps us track the success of influencers directly based on e-Commerce sales.”

“HyperX has been a great client and critical in our success in the past 3 years,” added Tree McGlown, chief revenue officer at Sideqik. “We are excited to serve as their marketing and commerce platform and support the growth of their influencer program over the next few years. We look forward to continuing to innovate and drive value together.”

This extension reflects Sideqik’s ability to offer a unique set of technical solutions to help brands thrive as they seek to reach key markets for continued growth. Sideqik has helped HyperX to continue to grow as a brand year after year by identifying influencers to promote their products to key consumer bases on streaming and social media platforms.

About Engine Gaming and Media, Inc.

Engine Gaming and Media, Inc. is traded publicly under the ticker symbol (NASDAQ:GAME)(TSXV:GAME). Engine provides premium social sports and esports gaming experiences, as well as unparalleled data analytics, marketing, advertising, and intellectual property to support its owned and operated direct-to-consumer properties while also providing these services to enable its clients and partners. The company’s subsidiaries include Stream Hatchet, the global leader in gaming video distribution analytics; Sideqik, a social influencer marketing discovery, analytics, and activation platform; Eden Games, a premium motorsport video game developer and publisher across console and mobile gaming; WinView Games, a social predictive play-along gaming platform for viewers to play while watching live events; UMG, an end-to-end competitive esports platform powering and broadcasting major esports events, as well as daily community tournaments, matches, and ladders; and Frankly Media, a digital publishing platform used to create, distribute and monetize content across all digital channels. Engine Media generates revenue through a combination of direct-to-consumer and subscription fees, streaming technology and data SaaS-based offerings, programmatic advertising, and sponsorships.

About Sideqik

Sideqik is an influencer marketing platform that offers brands, CPG, direct marketers, and agencies tools to discover, connect and execute marketing campaigns with content creators. Sideqik’s end-to-end solutions offer marketers advanced capabilities to discover influencers with demographic and content filtering; connect and message influencers; share marketing collateral such as campaign briefs, photos, logos, videos; measure reach, sentiment, and engagement across all major social media platforms; and evaluate earned media value and ROI across the entire campaign.

About HyperX

For 19 years, HyperX’s mission has been to develop gaming solutions for every type of gamer and the company is consistently recognized for delivering products that provide superior comfort, aesthetics, performance, and reliability. Under the tagline of “WE’RE ALL GAMERS,” HyperX gaming headsets, keyboards, mice, USB microphones, and console accessories are the choice of everyday gamers as well as celebrity ambassadors, pro gamers, tech enthusiasts worldwide because they meet the most stringent product specifications and are built with best-in-class components. For more information, please go to www.hyperx.com.

Cautionary Statement on Forward-Looking Information

This news release contains forward-looking statements and forward-looking information within the meaning of applicable securities laws (together, “forward-looking information”). Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Engine to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “estimates”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. In respect of the forward-looking information contained herein, Engine has provided such information in reliance on certain assumptions that management believed to be reasonable at the time. Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements stated herein to be materially different from any future results, performance or achievements expressed or implied by forward-looking information. Actual results could differ materially from those currently anticipated due to a number of factors and risks. Accordingly, readers should not place undue reliance on forward-looking information contained in this news release.

The forward-looking information contained in this news release are made as of the date of this release and, accordingly, are subject to change after such date. Engine does not assume any obligation to update or revise any forward-looking information, whether written or oral, that may be made from time to time by Engine or on its behalf, except as required by applicable law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Contacts

Investors

Ryan Lawrence, ICR

Ryan.Lawrence@icrinc.com

332-242-4321

Media

James Goldfarb, Sloane & Company

jgoldfarb@sloanepr.com

212-446-1869